SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                               DEBT RESOLVE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.00l per share
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                         (Title of Class of Securities)

                                   Applied For
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                                 (CUSIP Number)

                               James D. Burchetta
                     President and Chief Executive Officer
                               Debt Resolve, Inc.
                        707 Westchester Avenue, Suite 213
                             White Plains, NY 10604
                              Tel.: (914) 286-5600
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 24, 2003
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Sections)240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO. APPLIED FOR
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1                NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 James D. Burchetta
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2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [ ]
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3                SEC USE ONLY
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4                SOURCE OF FUNDS*

                 PF
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5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
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6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA
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                               7         SOLE VOTING POWER
                                         10,000,000
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     0
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
                                         10,000,000
          REPORTING            -------------------------------------------------
           PERSON              10        SHARED DISPOSITIVE POWER
            WITH                         0
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11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,000,000 shares of Common Stock
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12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                    [ ]
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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 37.6%
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14               TYPE OF REPORTING PERSON

                 IN
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


ITEM 1.  SECURITY AND ISSUER

         (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.001 per share (the "Common Stock").

         (b)    ISSUER:     Debt Resolve, Inc.
                            707 Westchester Avenue, Suite 213
                            White Plains, NY 10604


ITEM 2.  IDENTITY AND BACKGROUND

         2(a)    Name:  James D. Burchetta

         2(b)    Business Address:  707 Westchester Avenue, Suite 213
                                    White Plains, NY 10604

         2(c)(i) Present Principal Employment: Co-Chairman of the Board,
                 President and Chief Executive Officer of Debt Resolve, Inc.

         2(c)(ii)Principal Business and Address of Corporation: Debt
                 Resolve, Inc. - Developer of online system for settlement and collection of credit card receivables and other consumer debt; 707 Westchester Avenue, Suite 213, White Plains, NY 10604

         2(d) Criminal Convictions: Mr. Burchetta has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Violations of Federal or State Securities Laws: Mr. Burchetta was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         2(f)    Mr. Burchetta is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         James D. Burchetta used personal funds to make the purchase described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

         On February 24, 2003, James D. Burchetta purchased 10,000,000 newly-issued shares of Common Stock of Debt Resolve, Inc. (formerly Lombardia


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


Acquisition Corp.) ("Debt Resolve"), representing 37.6% of Debt Resolve's then outstanding shares of Common Stock. Pursuant to a Stock Purchase Agreement, dated February 20, 2003 and effective as of January 13, 2003 (the "Stock Purchase Agreement"), between Debt Resolve and Mr. Burchetta and certain other individuals, Debt Resolve received consideration of $10,000 for the sale of such shares to Mr. Burchetta.

         On February 24, 2003, in accordance with Debt Resolve's by-laws for filling newly-created board vacancies, the sole existing director appointed James D. Burchetta to serve as a director of Debt Resolve. In addition, on February 24, 2003, Mr. Burchetta was named Co-Chairman of the Board, President and Chief Executive Officer of Debt Resolve.

         Except as otherwise described in the foregoing paragraphs, Mr. Burchetta has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Debt Resolve, or the disposition of securities of Debt Resolve; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Debt Resolve or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of Debt Resolve or any of its subsidiaries; (d) any change in the present board of directors or management of Debt Resolve, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Debt Resolve; (f) any other material change in Debt Resolve's business or corporate structure; (g) any change in Debt Resolve's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Debt Resolve by any person; (h) causing a class of securities of Debt Resolve to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Debt Resolve becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)     Aggregate Number: 10,000,000 shares of Common Stock;
                 Percentage: 37.6%

         (b) Mr. Burchetta has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him.

         (c)     None.

         (d)     Not Applicable.

         (e)     Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.


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


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Incorporated by reference as Exhibit 99.1 to this Schedule 13D is the Stock Purchase Agreement referred to in Item 4 hereof, which was filed as Exhibit 2.1 to Debt Resolve's Current Report on Form 8-K, dated February 24, 2003, which was filed with the U.S. Securities and Exchange Commission.



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  May 27, 2003                                   /s/James D. Burchetta
                                                       -------------------------
                                                       James D. Burchetta



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